Exhibit 99.1

February 25, 2016

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Annual Financial Results for Gazit-Globe Ltd.’s Subsidiary Equity One, Inc. for Year End 2015

Below please find an announcement from Equity One, Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 35.2% ownership), whose shares are publicly-traded on the New York Stock Exchange, regarding its annual 2015 financial results, as published on February 24, 2016 in the United States.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise

Kind regards,

Gazit-Globe, Ltd.

Equity One, Inc. 410 Park Avenue, Suite 1220 New York, NY 10022 212-796-1760	For additional information: Matthew Ostrower, EVP and Chief Financial Officer

FOR IMMEDIATE RELEASE:

Equity One Reports Fourth Quarter and Year End 2015 Operating Results

New York, NY, February 24, 2016 — Equity One, Inc. (NYSE:EQY), an owner, developer, and operator of shopping centers, announced today its financial results for the three months and year ended December 31, 2015.

"2015 was an exceptionally strong year for Equity One, characterized by the best same-property NOI growth we have reported in over decade, a large improvement in occupancy throughout the portfolio, and a significant reduction in recurring general and administrative expenses as we continued to harvest the benefits of a streamlined organization. Profitability accelerated during the year, culminating in Recurring FFO per share growth of 13% in the fourth quarter," said David Lukes, CEO. "We have continued to plan for strong future performance by putting special focus on our $250 million development and redevelopment pipeline. I am especially pleased to announce the completion of the new downtown flagship store for Barneys New York at 101 7th Avenue. From acquisition through the commencement of new rent, this project has generated extremely compelling returns for our stockholders."

Highlights of the quarter, the full year and recent activity include:

●	Generated Recurring Funds From Operations of $0.34 per diluted share and Funds From Operations (FFO) of $0.29 per diluted share for the quarter, and generated Recurring FFO of $1.32 per diluted share and FFO of $1.22 per diluted share for the year ended December 31, 2015

●	Same-property net operating income (NOI) excluding redevelopments increased by 3.3% (3.5% including redevelopments) as compared to the fourth quarter of 2014, and increased 3.8% (4.2% including redevelopments) for the year ended December 31, 2015

●	Retail occupancy (excluding developments and redevelopments) increased to 96.0%, up 40 basis points as compared to September 30, 2015, and up 100 basis points as compared to December 31, 2014. Shop occupancy for these assets rose 110 basis points to 88.7% as compared to September 30, 2015

●	Executed 104 leases totaling 626,641 square feet during the quarter, including 87 same space new leases, renewals, and options totaling 552,521 square feet at an average rent spread of 8.7% on a cash basis

●	Retail portfolio average base rent (including developments and redevelopments) was $19.48 per square foot as of December 31, 2015

●	Made ongoing progress in capital recycling through the sale of four non-core assets, including three completed subsequent to quarter end, for a total gross sales price of $28.8 million. Two of these assets were located in Louisiana and two were in Florida, one of which was held in a joint venture

●	Completed the previously announced acquisition of a mixed-use property in Cambridge, Massachusetts for $85 0 million

●	Redeemed the company's September 2016 unsecured senior notes and, subsequent to quarter end, the January 2017 unsecured senior notes, and prepaid a $24.7 million fixed rate mortgage. Replaced the debt with a new five-year $300 0 million unsecured delayed draw term loan facility and, subsequent to quarter end, a new $88 0 million mortgage secured by Westbury Plaza with a 10-year maturity and an interest rate of 3.76% per annum

●	Reaffirmed 2016 Recurring FFO guidance range of $1.35 to $1.40 per diluted share

Financial Highlights

Recurring FFO was $47.3 million, or $0.34 per diluted share, for the fourth quarter of 2015, as compared to $40.2 million, or $0.30 per diluted share, for the fourth quarter of 2014, representing a 13% increase on a per share basis. In the fourth quarter of 2015, the company generated FFO of $40.1 million, or $0.29 per diluted share, as compared to $33.9 million, or $0.25 per diluted share for the fourth quarter of 2014, representing a 16% increase on a per share basis. Recurring FFO was $184.5 million, or $1.32 per diluted share, for the year ended December 31, 2015, as compared to $167.7 million, or $1.28 per diluted share, for the same period of 2014, representing a 3% increase on a per share basis. For the year ended December 31, 2015, the company generated FFO of $170.8 million, or $1.22 per diluted share, as compared to $157.9 million, or $1.20 per diluted share for the same period of 2014, representing a 2% increase on a per share basis.

1

Net income attributable to Equity One was $13.4 million, or $0.10 per diluted share, for the quarter ended December 31, 2015, as compared to $6.7 million, or $0.05 per diluted share, for the fourth quarter of 2014. Net income attributable to Equity One was $65.5 million, or $0.51 per diluted share, for the year ended December 31, 2015, as compared to $48.9 million, or $0.39 per diluted share, for the same period of 2014. A reconciliation of Recurring FFO and FFO to net income attributable to Equity One, Inc. is provided in the tables accompanying this press release.

Operating Highlights

Same-property NOI excluding redevelopments increased by 3.3% for the fourth quarter of 2015 as compared to the fourth quarter of 2014, which was driven primarily by increased minimum rent from new rent commencements (net of vacancies), including at The Gallery at Westbury Plaza and South Beach Regional, as well as contractual rent increases. Same-property NOI including redevelopments increased by 3.5% for the fourth quarter of 2015 as compared to the fourth quarter of 2014, due to 4.6% year-over-year NOI growth from redevelopments, where NOI increases from rent commencements at properties including Alafaya Commons, Kirkman Shoppes, Lake Mary Centre and Willows Shopping Center were partially offset by NOI decreases due to commencement of redevelopment activities at properties including Cashmere Corners, Medford and Pablo Plaza. A reconciliation of same-property NOI to income from continuing operations before tax and discontinued operations is provided in the tables accompanying this press release.

As of December 31, 2015, occupancy for the company's retail portfolio (excluding developments and redevelopments) was 96.0%, up 40 basis points as compared to September 30, 2015, and up 100 basis points as compared to December 31, 2014. On a same-property basis, occupancy increased to 95.9%, up 40 basis points compared to September 30, 2015, and increased by 70 basis points to 95.9% as compared to December 31, 2014. Anchor space occupancy (excluding developments and redevelopments) was 99.6% as of December 31, 2015, unchanged as compared to September 30, 2015 and up 20 basis points as compared to December 31, 2014. Shop space occupancy (excluding developments and redevelopments) was up 110 basis points to 88.7% as of quarter-end as compared to September 30, 2015, primarily due to strong shop leasing throughout the portfolio, and was up 230 basis points as compared to December 31, 2014.

During the fourth quarter of 2015, the company executed 104 new leases, renewals, and options totaling 626,641 square feet, including 87 same space leases totaling 552,521 square feet. On a same space cash basis, average rents for these leases increased by 8.7%. On a same space basis, 35 new leases were executed in the fourth quarter of 2015 comprising 72,405 square feet at an average rental rate of $25.79 per square foot, representing an 11.2% increase from prior cash rents. Additionally, the company executed 52 renewals and options on a same space basis, totaling 480,116 square feet at an average rental rate of $11.85 per square foot, representing a 7.9% increase from prior cash rents. The 37 same space negotiated renewals executed during the quarter accounted for 83,392 square feet at a 9.1% cash spread.

Development and Redevelopment Activities

As of December 31, 2015, the company had approximately $250 3 million of active development and redevelopment projects underway of which $147.6 million remained to be incurred.

At 101 7th Avenue, the new Barneys New York flagship store opened for business and commenced paying rent in February 2016. New rents on this property are over three times higher than those paid by the previous tenant, a strong result given the company's $14.1 million incremental investment.

At Serramonte Shopping Center located in Daly City, California, site work on the $109 1 million multi-phased redevelopment and expansion project continues to progress. This redevelopment is expected to ultimately add approximately 247,000 new square feet (209,000 of net leasable square feet), including an entertainment wing, new retail buildings, restaurant pads, an approximately 1,000 stall parking deck, and common area improvements to the existing interior mall. Redevelopment anchors include Nordstrom Rack, Ross Dress for Less, Buy Buy Baby, Cost Plus World Market, Dave & Buster's, and Daiso, with a total gross leasable area (GLA) under lease of approximately 156,900 square feet, or 64% of the planned new retail GLA. The company is in advanced negotiations with other national retailers for the remaining space.

At Broadway Plaza, a development site in the Bronx, New York, Visionworks opened for business during the fourth quarter. Visionworks joins Blink Fitness, Starbucks, and The Vitamin Shoppe in the approximately 32,200 square feet second phase of the project. The total budgeted cost of the entire project is approximately $73.8 million of which $4 0 million remained to be incurred as of December 31, 2015.

At Lake Mary Centre in Lake Mary, Florida work is ongoing to redevelop the remaining vacant space of the former Kmart and expand the space by approximately 24,000 square feet to accommodate a new 55,000 square foot Hobby Lobby store as part of a third and final phase of the redevelopment. The balance to complete this project is estimated at $5.9 million as of December 31, 2015.

At Cashmere Corners, in Port St. Lucie, Florida, the 45,900 square feet Wal-Mart space was delivered during the quarter for build-out and the tenant is expected to commence paying rent no later than the fourth quarter of 2016. The Wal-Mart Neighborhood Market will include a new drive thru pharmacy and will substantially replace the space previously leased to Albertsons, which had been dark and paying. The company is in discussions with national retailers to backfill the remaining approximately 12,000 square feet of junior anchor space. The budget for the redevelopment of Cashmere Corners is currently estimated at $1 6 million, but may change based upon the leasing of the junior anchor box.

2

The company has two additional properties in active redevelopment encompassing approximately 177,200 square feet of project GLA and $34.4 million of total budgeted cost.

Disposition and Acquisition Activity

In October 2015, one of the company's joint venture closed on the sale of Penn Dutch Plaza, a 156,000 square foot grocery-anchored shopping center located in Margate, Florida, for a sales price of $18.5 million. In connection with the sale, the joint venture recognized a gain on sale of $7.0 million, of which the company's proportionate share was $1.4 million.

In February 2016, the company continued its selective dispositions, and closed on the sale of Beauclerc Village located in Jacksonville, Florida, Sherwood South located in Baton Rouge, Louisiana, and Plaza Acadienne located in Eunice, Louisiana for an aggregate gross sales price of $10.3 million

Investing and Financing Activities

In October 2015, the company acquired a mixed-use asset located in Cambridge, Massachusetts with approximately 25,900 square feet of retail space and 15,100 square feet of office space, for a gross purchase price of $85.0 million Substantially all of the property's leases expire by the end of 2017, which the company expects will enable significant redevelopment activities. In November 2015, the company acquired 91 Danbury Road, an approximately 4,600 square foot retail property located in Ridgefield, Connecticut adjacent to Copps Hill Plaza, for a gross purchase price of $1.5 million

During the fourth quarter, the company entered into an unsecured delayed draw term loan facility with a maturity date in December 2020 pursuant to which the company may borrow up to $300.0 million in the aggregate through December 2016. At the company's request, the principal amount of the term loan may be increased up to an aggregate of $500 0 million, subject to the availability of additional commitments from lenders. As of December 31, 2015, the company had drawn $225.0 million against the facility. In addition, the company entered into a $50 0 million forward starting interest rate swap to mitigate the risk of interest rate volatility associated with new debt expected to be issued in 2016.

During the fourth quarter, the company redeemed its $105.2 million 6.00% unsecured senior notes due September 2016. In connection with the redemption, the company recognized a loss on early extinguishment of debt of approximately $4.8 million. In October 2015, the company prepaid a $24.7 million fixed rate secured mortgage loan due January 2016 with an interest rate of 5.85% per annum.

In October 2015, one of the company's joint ventures incurred mortgage debt of $25 0 million in connection with the refinancing of an existing mortgage loan of $12.5 million and a new mortgage loan. The two mortgage loans bear interest at a weighted average rate of 3.89% per annum. The company's aggregate proportionate share of the debt incurred was $7.5 million.

In January 2016, Liberty International Holdings Limited ("LIH") issued a redemption notice with respect to its approximately 11.4 million units in the company's CapCo joint venture. The company elected to satisfy the redemption through the issuance of approximately 11.4 million shares of its common stock which LIH subsequently sold in a public offering. As a result, the company now owns 100% of CapCo, LIH holds no remaining interests in the company or its subsidiaries, and David Fischel resigned from the company's Board of Directors in connection with the termination of LIH's Board nomination right.

In February 2016, the company redeemed its $101.4 million 6.25% unsecured senior notes due January 2017. In connection with the redemption, the company expects to recognize a loss on early extinguishment of debt of approximately $5 2 million during the first quarter of 2016. In 2016, the company entered into a mortgage loan for $88 0 million secured by Westbury Plaza located in Westbury, New York. The mortgage loan matures in 10 years and bears interest at 3.76% per annum.

Balance Sheet Highlights

At December 31, 2015, the company's total market capitalization (including debt and equity) was $5.2 billion, comprising 140 8 million shares of common stock outstanding (on a fully diluted basis) valued at approximately $3.8 billion and approximately $1.4 billion of debt (excluding any debt premium/discount). The company's ratio of net debt (net of cash) to total market capitalization was 26.0%. At December 31, 2015, the company had approximately $21.4 million of cash and cash equivalents on hand and $96 0 million outstanding under its $600.0 million revolving credit facility.

3

FFO and Earnings Guidance

The company is reaffirming its 2016 Recurring FFO guidance range of $1.35 to $1.40 per diluted share. Recurring FFO excludes transaction costs, impairment charges, debt extinguishment gains/losses, gains/losses on disposal of assets, severance costs, and certain other income or charges. The 2016 guidance is based on the following key assumptions:

●	Increase in same-property NOI (excluding redevelopments) of 3.25% to 4.25%

●	Year-end 2016 same-property occupancy between 96.0% and 96.5%

●	Recurring general and administrative expense of $33.0 million to $35 0 million

●	Interest expense of $50.0 million to $52 0 million

●	Selective acquisition activity

●	Ongoing one-off sales of non-core assets

The following table provides a reconciliation of the range of estimated earnings per diluted share attributable to Equity One to estimated FFO and Recurring FFO per diluted share for the full year 2016:

	For the year ended December 31, 2016 (1)
	Low	High
Estimated earnings attributable to Equity One per diluted share	$0.65	$0.69
Adjustments:
Rental property depreciation and amortization including pro rata share of joint ventures	0.65	0.65

Estimated FFO per diluted share	1.30	1.34

Transaction costs, debt extinguishment, and other	0.05	0.06
Estimated Recurring FFO per diluted share	$1.35	$1.40

(1)	Does not include possible gains or losses or the impact on operating results from unplanned future property acquisitions or unplanned dispositions, other possible capital markets activity or possible future impairment or severance charges.

ACCOUNTING AND OTHER DISCLOSURES

The company believes FFO (combined with the primary GAAP presentations) is a useful, supplemental measure of its operating performance that is a recognized metric used extensively by the real estate industry and, in particular, REITs. The National Association of Real Estate Investment Trusts ("NAREIT") stated in its April 2002 White Paper on Funds from Operations, "Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves."

FFO, as defined by NAREIT, is "net income (computed in accordance with GAAP), excluding gains (or losses) from sales of, or impairment charges related to, depreciable operating properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures." NAREIT states further that "adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis." The company makes certain adjustments to FFO, which it refers to as Recurring FFO, to account for items it does not believe are representative of ongoing operating results, including transaction costs associated with acquisition and disposition activity and other fmancing and investing activities, impairment of goodwill and land, severance and reorganization costs, gains (or losses) on the extinguishment of debt, and gains (or losses) on the disposal of non-depreciable assets. The company also believes that Recurring FFO is a useful, supplemental measure of its core operating performance that facilitates comparability of historical financial periods. The company believes that financial analysts, investors and stockholders are better served by the presentation of comparable period operating results generated from its FFO and Recurring FFO measures. The company's method of calculating FFO and Recurring FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

The company uses NOI, which is a non-GAAP financial measure, internally as a performance measure and believes NOI provides useful information to investors regarding the company's financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level and when compared across periods, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and disposition activity on an unleveraged basis. In this release, the company has provided NOI information on a same-property basis. Information provided on a same-property basis, unless otherwise noted, includes the results of properties that the company consolidated, owned and operated for the entirety of both periods being compared and excludes non-retail properties and properties for which significant development or redevelopment occurred during either of the periods being compared.

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FFO, Recurring FFO and same-property NOI are presented to assist investors in analyzing the company's operating performance. Neither FFO, Recurring FFO nor same-property NOI (i) represents cash flow from operations as defined by GAAP, (ii) is indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is an alternative to cash flow as a measure of liquidity, or (iv) should be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating the company's operating performance. The company believes net income attributable to Equity One is the most directly comparable GAAP financial measure to FFO and Recurring FFO while income from continuing operations before tax and discontinued operations is the most directly comparable GAAP fmancial measure to NOI. Reconciliations of these measures to their respective comparable GAAP measures have been provided in the tables accompanying this press release.

Retail occupancy as used herein refers to the company's consolidated portfolio, and excludes non-retail properties and unconsolidated joint venture properties.

CONFERENCE CALL/WEB CAST INFORMATION

Equity One will host a conference call on Thursday, February 25, 2016 at 9:00 a.m. Eastern Time to review its 2015 fourth quarter and full year earnings and operating results. Stockholders, analysts and other interested parties can access the earnings call by dialing (888) 317-6003 (U.S.), (866) 284-3684 (Canada) or (412) 317-6061 (international) using pass code 5695311. The call will also be web cast and can be accessed in a listen-only mode on Equity One's web site at www.equityone.com.

A replay of the conference call will be available on Equity One's web site for future review. Interested parties may also access the telephone replay by dialing (877) 344-7529 (U.S.), (855) 669-9658 (Canada) or (412) 317-0088 (international) using pass code 10078544 through March 11, 2016.

FOR ADDITIONAL INFORMATION

For a copy of the company's fourth quarter supplemental information package, please access the "Investors" section of Equity One's web site at www.equityone.com. To be included in the company's e-mail distributions for press releases and other company notices, please click here or send contact details to Investor Relations at investorrelations@equityone.com.

ABOUT EQUITY ONE, INC.

As of December 31, 2015, the company's portfolio comprised 126 properties, including 102 retail properties and five non-retail properties totaling approximately 12 6 million square feet of gross leasable area, or GLA, 13 development or redevelopment properties with approximately 2.8 million square feet of GLA, and six land parcels. As of December 31, 2015, the company's retail occupancy excluding developments and redevelopments was 96.0% and included national, regional and local tenants. Additionally, the company had joint venture interests in six retail properties and two office buildings totaling approximately 1.4 million square feet of GLA.

FORWARD LOOKING STATEMENTS

Certain matters discussed by Equity One in this press release constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "might," "would, " "expect," "anticipate," "estimate," "could," "should," "believe," "intend," "project," "forecast," "target," "plan," or "continue" or the negative of these words or other variations or comparable terminology. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include volatility in the capital markets and changes in borrowing rates; changes in macro-economic conditions and the demand for retail space in the markets in which Equity One owns properties; the continuing financial success of Equity One's current and prospective tenants; the risks that Equity One may not be able to proceed with or obtain necessary approvals for development or redevelopment projects or that it may take more time and cost to complete such projects or incur costs greater than anticipated; the availability of properties for acquisition; the timing, extent and ultimate proceeds realized from asset dispositions; the extent to which continuing supply constraints occur in geographic markets where Equity One owns properties; the success of its efforts to lease up vacant space; changes in key personnel; the effects of natural and other disasters; the ability of Equity One to successfully integrate the operations and systems of acquired companies and properties; changes in Equity One's credit ratings; and other risks, which are described in Equity One's filings with the Securities and Exchange Commission.

5

EQUITY ONE, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2015 and 2014

(Unaudited)

(In thousands, except share par value amounts)

	December 31, 2015	December 31, 2014
ASSETS
Properties:
Income producing	$3,337,531	$3,128,081
Less: accumulated depreciation	(438,992)	(381,533)
Income producing properties, net	2,898,539	2,746,548
Construction in progress and land	167,478	161,872
Property held for sale	2,419	—
Properties, net	3,068,436	2,908,420
Cash and cash equivalents	21,353	27,469
Cash held in escrow and restricted cash	250	250
Accounts and other receivables, net	11,808	11,859
Investments in and advances to unconsolidated joint ventures	64,600	89,218
Goodwill	5,838	6,038
Other assets	203,618	213,525
TOTAL ASSETS	$3,375,903	$3,256,779

LIABILITIES AND EQUITY
Liabilities:
Notes payable:
Mortgage notes payable	$282,029	$311,778
Unsecured senior notes payable	518,401	731,136
Term loans	475,000	250,000
Unsecured revolving credit facilities	96,000	37,000
	1,371,430	1,329,914
Unamortized deferred financing costs and premium/discount on notes payable, net	(4,708)	(2,319)
Total notes payable	1,366,722	1,327,595
Other liabilities:
Accounts payable and accrued expenses	46,602	49,924
Tenant security deposits	9,449	8,684
Deferred tax liability	13,276	12,567
Other liabilities	169,703	167,400
Total liabilities	1,605,752	1,566,170

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.01 par value – 10,000 shares authorized but unissued	—	—
Common stock, $0.01 par value – 250,000 shares authorized and 129,106 shares issued and outstanding at December 31, 2015; 150,000 shares authorized and 124,281 shares issued and outstanding at December 31, 2014	1,291	1,243
Additional paid-in capital	1,972,369	1,843,348
Distributions in excess of earnings	(407,676)	(360,172)
Accumulated other comprehensive loss	(1,978)	(999)
Total stockholders’ equity of Equity One, Inc.	1,564,006	1,483,420
Noncontrolling interests	206,145	207,189
Total equity	1,770,151	1,690,609
TOTAL LIABILITIES AND EQUITY	$3,375,903	$3,256,779

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EQUITY ONE, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months and years ended December 31, 2015 and 2014

(Unaudited)

(In thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
REVENUE:
Minimum rent	$68,983	$66,252	$272,204	$268,257
Expense recoveries	20,217	19,137	80,737	77,640
Percentage rent	855	822	5,335	5,107
Management and leasing services	445	333	1,877	2,181
Total revenue	90,500	86,544	360,153	353,185
COSTS AND EXPENSES:
Property operating	12,606	13,394	51,373	49,332
Real estate taxes	9,960	9,580	42,167	40,161
Depreciation and amortization	24,024	21,230	92,997	101,345
General and administrative	9,913	9,864	36,277	41,174
Total costs and expenses	56,503	54,068	222,814	232,012
INCOME BEFORE OTHER INCOME AND EXPENSE, TAX AND DISCONTINUED OPERATIONS	33,997	32,476	137,339	121,173
OTHER INCOME AND EXPENSE:
Investment income	42	107	210	365
Equity in income of unconsolidated joint ventures	2,060	672	6,493	10,990
Other income	294	254	5,990	3,454
Interest expense	(13,279)	(15,778)	(55,322)	(66,427)
Gain on sale of operating properties	—	3,371	3,952	14,029
Loss on extinguishment of debt	(4,735)	(3,824)	(7,298)	(2,750)
Impairment loss	(2,829)	(7,958)	(16,753)	(21,850)
INCOME FROM CONTINUING OPERATIONS BEFORE TAX AND DISCONTINUED OPERATIONS	15,550	9,320	74,611	58,984
Income tax benefit (provision) of taxable REIT subsidiaries	389	(70)	856	(850)
INCOME FROM CONTINUING OPERATIONS	15,939	9,250	75,467	58,134
DISCONTINUED OPERATIONS:
Operations of income producing properties	—	(18)	—	(238)
(Loss) gain on disposal of income producing properties	—	(12)	—	3,222
Income tax provision of taxable REIT subsidiaries	—	(4)	—	(27)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS	—	(34)	—	2,957
NET INCOME	15,939	9,216	75,467	61,091
Net income attributable to noncontrolling interests – continuing operations	(2,507)	(2,491)	(10,014)	(12,206)
Net loss attributable to noncontrolling interests – discontinued operations	—	—	—	12
NET INCOME ATTRIBUTABLE TO EQUITY ONE, INC.	$13,432	$6,725	$65,453	$48,897

EARNINGS PER COMMON SHARE – BASIC:
Continuing operations	$0.10	$0.05	$0.51	$0.37
Discontinued operations	—	—	—	0.02
	$0.10	$0.05	$0.51	$0.39
Number of Shares Used in Computing Basic Earnings per Share	129,048	123,211	127,957	119,403

EARNINGS PER COMMON SHARE – DILUTED:
Continuing operations	$0.10	$0.05	$0.51	$0.37
Discontinued operations	—	—	—	0.02
	$0.10	$0.05	$0.51	$0.39
Number of Shares Used in Computing Diluted Earnings per Share	129,301	123,494	128,160	119,725

CASH DIVIDENDS DECLARED PER COMMON SHARE	$0.22	$0.22	$0.88	$0.88

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EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Net Income Attributable to Equity One to FFO and to Recurring FFO

The following table reflects the reconciliation of FFO and Recurring FFO to net income attributable to Equity One, Inc. the most directly comparable GAAP measure, for the periods presented.

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
	(In thousands, except per share amounts)

Net income attributable to Equity One, Inc.	$13,432	$6,725	$65,453	$48,897
Adjustments:
Rental property depreciation and amortization, net of noncontrolling interest (1)	23,685	20,924	91,705	100,130
Pro rata share of real estate depreciation and amortization from unconsolidated joint ventures	943	1,045	3,947	4,186
Gain on disposal of depreciable assets, net of tax (1) (2)	—	(3,036)	(3,875)	(16,898)
Pro rata share of gains on disposal of depreciable assets from unconsolidated joint ventures, net of noncontrolling interest (3) (4)	(1,403)	—	(8,428)	(8,007)
Impairments of depreciable real estate, net of tax (1)	980	5,728	12,041	19,620
Funds From Operations	37,637	31,386	160,843	147,928
Earnings attributed to noncontrolling interest (5)	2,499	2,499	9,995	9,996
Funds From Operations Available to Diluted Common Shareholders (6)	40,136	33,885	170,838	157,924
Transaction costs, net of tax (7)	1,073	228	2,733	2,041
Impairment of land and goodwill, net of tax	1,250	2,230	2,949	2,230
Reorganization and severance adjustments (8)	57	392	637	2,723
Loss on debt extinguishment, net of tax (1)	4,735	3,824	7,298	3,082
Gain on land and outparcel sales, net of noncontrolling interests (1)	—	(319)	—	(349)
Recurring Funds From Operations Available to Diluted Common Shareholders (6)	$47,251	$40,240	$184,455	$167,651

Funds From Operations per Diluted Common Share (6)	$0.29	$0.25	$1.22	$1.20
Recurring Funds From Operations per Diluted Common Share (6)	$0.34	$0.30	$1.32	$1.28
Weighted average diluted shares (9)	140,659	134,852	139,518	131,083

(1)	Includes amounts classified as discontinued operations.
(2)	Includes the recognition of deferred gains of $3.3 million associated with the 2008 sale of certain properties by the company to GRI-EQY I, LLC for the year ended December 31, 2015.
(3)	Includes the remeasurement of the fair value of the company’s equity interest in GRI-EQY I, LLC of $5.5 million for the year ended December 31, 2015.
(4)	Includes the remeasurement of the fair value of the company’s equity interest in Talega Village Center JV, LLC, the owner of Talega Village Center, of $2.2 million, net of the related noncontrolling interest, for the year ended December 31, 2014.
(5)	Represents earnings attributed to convertible units held by Liberty International Holdings Limited ("LIH"). Although these convertible units are excluded from the calculation of earnings per diluted share, FFO available to diluted shareholders includes earnings allocated to LIH, as the inclusion of these units is dilutive to FFO per diluted share.
(6)	Includes a $4.2 million net termination benefit related to the Loehmann’s lease at 101 7th Avenue and a $1.1 million reversal of bad debt expense associated with the settlement of historical real estate taxes with two tenants for the year ended December 31, 2014.
(7)	Represents costs associated with acquisitions, dispositions and other financing and investing activities, including $300,000 and $1.8 million of acquisition and disposition costs for the three months and year ended December 31, 2015, respectively, and $773,000 and $908,000 of costs associated with a financing transaction that was not consummated, the initiation of the company’s “at-the-market” equity offering program, and affiliate public offerings for the three months and year ended December 31, 2015, respectively.
(8)	Includes the effect of the modification of share-based compensation awards associated with the company's executive transition, as well as, severance, bonus payments and other costs associated with reorganizational changes.
(9)	Weighted average diluted shares used to calculate FFO per share and Recurring FFO per share is higher than the GAAP diluted weighted average shares as a result of the dilutive impact of the 11.4 million joint venture units held by LIH which are convertible into the company's common stock. These convertible units are not included in the diluted weighted average share count for GAAP purposes because their inclusion is anti-dilutive. In January 2016, LIH exercised its redemption right with respect to all of its outstanding Class A Shares in the CapCo joint venture, and the company elected to satisfy the redemption through the issuance of approximately 11.4 million shares of its common stock to LIH. LIH subsequently sold the shares of common stock in a public offering that closed on January 19, 2016.

Funds from Operations and Recurring FFO are non-GAAP financial measures. The company believes that FFO, as defined by NAREIT, is a widely used and appropriate supplemental measure of operating performance for REITs, and that it provides a relevant basis for comparison among REITs. The company believes that Recurring FFO provides additional comparability between historical financial periods. See “Accounting and Other Disclosures” above.

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EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Same-Property NOI to Income from Continuing Operations Before Tax and Discontinued Operations

The following table reflects the reconciliation of same-property NOI to income from continuing operations before tax and discontinued operations, the most directly comparable GAAP measure, for the periods presented.

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
	(in thousands)
Same-property NOI	$48,025	$46,487	$184,863	$178,048
Redevelopment property NOI	9,317	8,906	38,190	36,033
Same-property NOI including redevelopments	57,342	55,393	223,053	214,081

Other non same-property NOI	2,804	1,451	12,847	13,795
Adjustments (1)	333	(442)	822	789
Total NOI	60,479	56,402	236,722	228,665

Add:
Straight line rent adjustment	1,101	994	4,612	3,788
Accretion of below-market lease intangibles, net	3,243	3,217	12,759	18,646
Management and leasing services income	445	333	1,877	2,181
Elimination of intercompany expenses	2,818	2,776	11,244	11,013
Equity in income of unconsolidated joint ventures	2,060	672	6,493	10,990
Investment income	42	107	210	365
Gain on sale of operating properties	—	3,371	3,952	14,029
Other income	294	254	5,990	3,454
Less:
Amortization of below-market ground lease intangibles	152	152	601	601
Depreciation and amortization expense	24,024	21,230	92,997	101,345
General and administrative expense	9,913	9,864	36,277	41,174
Interest expense	13,279	15,778	55,322	66,427
Loss on extinguishment of debt	4,735	3,824	7,298	2,750
Impairment loss	2,829	7,958	16,753	21,850

Income from continuing operations before tax and discontinued operations	$15,550	$9,320	$74,611	$58,984

Growth in same-property NOI	3.3%		3.8%
Number of properties (2)	95		93

Growth in same-property NOI including redevelopments	3.5%		4.2%
Number of properties (3)	107		106

(1)	Includes adjustments for items that affect the comparability of, and were excluded from, the same-property results. Such adjustments include: common area maintenance costs and real estate taxes related to a prior period, revenue and expenses associated with outparcels sold, settlement of tenant disputes, lease termination revenue and expense, or other similar matters that affect comparability.
(2)	The same-property pool includes only those properties that the company consolidated, owned and operated for the entirety of both periods being compared and excludes non-retail properties and properties for which significant development or redevelopment occurred during either of the periods being compared.
(3)	The same-property pool including redevelopments includes those properties that the company consolidated, owned and operated for the entirety of both periods being compared, including properties for which significant redevelopment occurred during either of the periods being compared, but excluding non- retail properties and development properties.

Same-property NOI is a non-GAAP financial measure. The company believes that same-property NOI is a widely used and appropriate supplemental measure of operating performance for REITs, and that it provides a relevant basis for comparison among REITs. See “Accounting and Other Disclosures” above.

9